# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OP Bancorp, CIK 0001722010
CUSIP: 67109R109
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 1000 Wilshire Blvd, Suite 500, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001734968

## Reporting persons
- Brian Choi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,081,544; shared voting power 0; sole dispositive power 1,081,544; shared dispositive power 0; aggregate amount beneficially owned 1,081,544 (7.2% of the class)

## Item 1. Issuer
Name of issuer: OP Bancorp
Address of issuer's principal executive offices: 1000 Wilshire Blvd, Suite 500, Los Angeles, California, 90017

## Item 2. Person Filing
Name of person filing: Brian Choi
Address of principal business office or, if none, residence: 1000 Wilshire Blvd, Suite 500, Los Angeles 90017
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1081544
Percent of class:
7.2%
Based on 14,932,615 shares of common stock oustanding as of September 30, 2026.
Sole power to vote or to direct the vote: 1081544
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1081544
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Brian Choi: /s/ Brian Choi, Brian Choi (11/10/2026)